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Exhibit 21.1

Subsidiaries

    ActivCard's subsidiaries and affiliates, at December 31, 2000, are provided in the table below.

Name	Country of Incorporation	Percentage Held By ActivCard
ActivCard Europe, S.A.	France	100%
ADV Technologies, S.A.	France	100%
ActivCard, Inc.	United States	100%
ActivCard Asia Pte. Ltd.	Singapore	80%
ActivCard, K.K.	Japan	100%

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  Exhibit 21.1
Subsidiaries